

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2014

<u>Via E-mail</u>
Mr. Alexander W. Pease
Senior Vice President and Chief Financial Officer
EnPro Industries, Inc.
5605 Carnegie Blvd, Suite 500
Charlotte, NC 28209

      Re: **EnPro Industries, Inc.**
               Form 10-K
               Filed February 25, 2014
               File No. 1-31225

Dear Mr. Pease:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ Terence O'Brien

                  Terence O'Brien
                  Branch Chief